July 11, 2017

VIA EDGAR SUBMISSION

Kasey Robinson

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Accelerated Effectiveness of Pinnacle Entertainment, Inc.‘s
(Commission File No. 001-37666) Registration Statement on Form S-4,
Registration No. 333-219107 (the “Registration Statement”)

Dear Ms. Robinson:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Pinnacle Entertainment, Inc. (the “Registrant”) hereby request acceleration of the effective date of the above-referenced Registration Statement. Subject to your approval, the Registrant hereby requests that the Registration Statement be declared effective on July 12, 2017 at 10:00 a.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (702) 541-7777 or Ashok Mukhey, Esq. at (310) 277-1010.

Very truly yours,

Pinnacle Entertainment, Inc. a Delaware corporation

By:	/s/ Elliot D. Hoops
Elliot D. Hoops
Vice President and Legal Counsel